SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1(e))

Under the Securities Exchange Act of 1934

YRC WORLDWIDE INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

984249607

(CUSIP Number)

Eric Ross
Senior Managing Director and Chief Compliance Officer

Avenue Capital Group

399 Park Avenue, 6th Floor

New York, NY 10022

(212) 850-3520

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 19, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  [X]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No:  984249607

SCHEDULE 13D                      Page 2 of 19

1

NAMES OF REPORTING PERSONS

Avenue Investments, L.P. (“Avenue Investments”)

2

Check the appropriate box if a member of group

(a)  [   ]

(b)  [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

WC

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

244,4571

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

244,457

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             244,457

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.19%2

14

TYPE OF REPORTING PERSON

PN

1

The 244,457 shares of Common Stock reported herein as being beneficially held by Avenue Investments includes 160,749 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes, and 83,708 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes.

2

Based upon 10,937,029 shares of Common Stock outstanding as of November 7, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 filed on November 12, 2013, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including an additional 160,749 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 83,708 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607                                      SCHEDULE 13D           Page 3 of 19

1

NAMES OF REPORTING PERSONS

Avenue Partners, LLC (“Avenue Partners”)

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

832,6341

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

832,634

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

832,634

12

Check box if the aggregate amount in row (11) excludes certain shares [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.07%2

14

TYPE OF REPORTING PERSON

OO

1

This number represents shares beneficially held by Avenue Investments and through Avenue International GenPar (as defined below) as general partner of Avenue International.  Avenue Partners is the general partner of Avenue Investments and the sole shareholder of Avenue International GenPar.

2

Based upon 10,937,029 shares of Common Stock outstanding as of November 7, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 filed on November 12, 2013, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including an additional 557,602 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 275,032 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Avenue International Master, L.P. (“Avenue International”)

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]

 (b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

WC

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

588,1771

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

588,177

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

588,177

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.10%2

14

TYPE OF REPORTING PERSON

PN

1

The 588,177 shares of Common Stock reported herein as being beneficially held by Avenue International Master, L.P. includes 396,853 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes, and 191,324 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes.

2

Based upon 10,937,029 shares of Common Stock outstanding as of November 7, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 filed on November 12, 2013, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including an additional 396,853 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 191,324 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Avenue International Master GenPar, Ltd. (“Avenue International GenPar”)

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]

 (b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)  [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

588,1771

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

588,177

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

588,177

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.10%2

14

TYPE OF REPORTING PERSON

CO

1

This number represents shares beneficially held by Avenue International.  Avenue International GenPar is the general partner of Avenue International.

2

Based upon 10,937,029 shares of Common Stock outstanding as of November 7, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 filed on November 12, 2013, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including an additional 396,853 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 191,324 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Avenue Special Situations Fund VI (Master), L.P. (“Avenue Spec VI”)

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [  ]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

WC

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)  [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

877,1081

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

877,108

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

877,108

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.42%2

14

TYPE OF REPORTING PERSON

PN

1

The 877,108 shares of Common Stock reported herein as being beneficially held by Avenue Special Situations Fund VI (Master), L.P. includes 356,164 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes, and 520,944 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes.

2

Based upon 10,937,029 shares of Common Stock outstanding as of November 7, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 filed on November 12, 2013, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (plus an additional 356,164 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 520,944 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Avenue Capital Partners VI, LLC (“Avenue Capital VI”)

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [  ]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)

[  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

877,1081

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

877,108

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 877,108

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.42%2

14

TYPE OF REPORTING PERSON

OO

1

This number represents shares beneficially held by Avenue Spec VI.  Avenue Capital VI is the general partner of Avenue Spec VI.

2

Based upon 10,937,029 shares of Common Stock outstanding as of November 7, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 filed on November 12, 2013, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (plus an additional 356,164 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 520,944 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

GL Partners VI, LLC (“GL VI”)

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [  ]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)  [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

877,1081

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

877,108

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

877,108

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.42%2

14

TYPE OF REPORTING PERSON

OO

1

This number represents shares beneficially held by Avenue Spec VI.  GL VI is the managing member of Avenue Capital VI, the general partner of Avenue Spec VI.

2

Based upon 10,937,029 shares of Common Stock outstanding as of November 7, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 filed on November 12, 2013, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (plus an additional 356,164 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 520,944 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607                    SCHEDULE 13D                          Page 9 of 19

1

NAMES OF REPORTING PERSONS

Managed Accounts Master Fund Services – MAP 10

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [  ]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

WC

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)   [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

28,6491

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

28,649

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,649

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.26%2

14

TYPE OF REPORTING PERSON

OO

1

The 28,649 shares of Common Stock reported herein as being beneficially held by Managed Accounts Master Fund Services – MAP 10 includes 18,171 shares of Common Stock issuable upon conversion 10% Series A Convertible Senior Secured Notes, and 10,478 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes.

2

Based upon 10,937,029 shares of Common Stock outstanding as of November 7, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 filed on November 12, 2013, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (plus an additional 18,171 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 10,478 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607                   SCHEDULE 13D                     Page 10 of 19

1

NAMES OF REPORTING PERSONS

Avenue Capital Management II, L.P. (“Avenue Capital Management II”)

2

Check the appropriate box if a member of group

(a)  [   ]

(b)  [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

1,738,3911

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

1,738,391

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,738,391

12

Check if the aggregate amount in row (11) excludes certain shares  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.71%2

14

TYPE OF REPORTING PERSON

IA

1

Avenue Capital Management II exercises voting and investment power over the securities beneficially owned by the Funds (as defined below).  This number includes 877,108 shares of common stock held by Avenue Special Situations Fund VI (Master), L.P. (“Avenue Spec VI”), 244,457 shares of common stock held by Avenue Investments, L.P. (“Avenue Investments”), 28,649 shares of common stock held by Managed Accounts Master Fund Services – MAP 10 (“MAP 10”) and 588,177 shares of common stock held by Avenue International Master, L.P. (“Avenue International” and together with Avenue Spec VI, Avenue Investments and MAP 10, the “Funds”) on December 19, 2013.

2

Based upon 10,937,029 shares of Common Stock outstanding as of November 7, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 filed on November 12, 2013, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including an additional 931,937 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 806,454 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Avenue Capital Management II GenPar, LLC (“GenPar”)

2

Check the appropriate box if a member of group

(a)  [   ]

(b)  [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

1,738,3911

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

1,738,391

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,738,391

12

Check if the aggregate amount in row (11) excludes certain shares  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.71%2

14

TYPE OF REPORTING PERSON

OO

1

This number represents shares beneficially held by Avenue Capital Management II.  GenPar is the general partner of Avenue Capital Management II.

2

Based upon 10,937,029 shares of Common Stock outstanding as of November 7, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 filed on November 12, 2013, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including an additional 931,937 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 806,454 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Marc Lasry

2

Check the appropriate box if a member of group

(a)  [   ]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

1,738,3911

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

1,738,391

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,738,391

12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.71%2

14

TYPE OF REPORTING PERSON

IN/HC

1

This number represents shares beneficially held by Avenue Capital Management II.  Marc Lasry is the managing member of GenPar, the general partner of Avenue Capital Management II and he exercises voting and investment power over the securities beneficially owned by Avenue Capital Management II and by the Funds.

2

Based upon 10,937,029 shares of Common Stock outstanding as of November 7, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 filed on November 12, 2013, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including an additional 931,937 shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and 806,454 shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes).

CUSIP No:  984249607

SCHEDULE 13D

Explanatory Note

Item 1.

Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of YRC Worldwide, Inc., a Delaware corporation (the “Issuer”). The Reporting Persons (as defined below) previously filed a Schedule 13G/A on August 19, 2013, with respect to their shares of Common Stock of the Issuer.

The address of the principal executive offices of the Issuer is 10990 Roe Avenue, Overland Park, Kansas 66211.

Item 2.

Identity and Background

(a) This Schedule 13D is being filed on behalf of Avenue Investments, L.P., Avenue Partners, LLC, Avenue International Master, L.P., Avenue International Master GenPar, Ltd., Avenue Special Situations Fund VI (Master), L.P., Avenue Capital Partners VI, LLC, GL Partners VI, LLC, Managed Accounts Master Fund Services – MAP 10, Avenue Capital Management II, L.P., Avenue Capital Management II GenPar, LLC and Marc Lasry (collectively, the “Reporting Persons”).

Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) Residence or business address: c/o Avenue Capital Management II, L.P., 399 Park Avenue, 6th Floor, New York, NY 10022.

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Collectively, the securities reported in this Schedule 13D are held by Avenue Investments, L.P., a Delaware limited partnership (“Avenue Investments”), Avenue Special Situations Fund VI (Master), L.P., a Delaware limited partnership (“Avenue Spec VI”), Avenue International Master, L.P., a Cayman Islands exempted limited partnership (“Avenue International”) and Managed Accounts Master Fund Services – MAP 10 (“MAP 10” and together with Avenue Investments, Avenue Spec VI and Avenue International, the “Avenue Funds”).  Avenue Partners, LLC, a New York limited liability company (“Avenue Partners”), is the general partner of Avenue Investments  and a shareholder of Avenue International Master GenPar, Ltd.  Avenue Capital Partners VI, LLC, a Delaware limited liability company (“Avenue Capital VI”), is the general partner of Avenue Spec VI.  GL Partners VI, LLC, a Delaware limited liability company (“GL VI”), is the managing member of Avenue Capital VI.  Avenue International Master GenPar, Ltd., Cayman Islands exempted company (“Avenue International GenPar”), is the general partner of Avenue International.  Avenue Capital Management II, L.P., a Delaware limited partnership (“Avenue Capital Management II”), is an investment adviser to each of the Avenue Funds.  Avenue Capital Management II GenPar, LLC, a Delaware limited liability company (“GenPar”), is the general partner of Avenue Capital Management II.  Marc Lasry is the managing member of GL VI, Avenue Partners and GenPar.

CUSIP No:  984249607

SCHEDULE 13D

The principal business address for each of the Reporting Persons is 399 Park Avenue, 6th Floor, New York, NY 10022.

(d) – (e) During the last five years, none of the Reporting Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: See cover pages Item 6.

Item 3.

Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired 931,937 shares of Common Stock issuable upon exercise of the 10% Series A Convertible Senior Secured Notes (the “Series A Notes”) and 806,454 shares of Common Stock issuable upon the exercise of the 10% Series B Convertible Senior Secured Notes (the “Series B Notes” and, together with the Series A Notes, the “Notes”) for an aggregate consideration of approximately $39,177,638.

The Avenue Funds obtained the funds necessary to purchase such shares from the existing capital of the Funds.

Item 4.

Purpose of Transaction.

The securities covered by this Schedule 13D were acquired for investment purposes.

Representatives of the Reporting Persons have had and continue to have discussions with the representatives of the Issuer with respect to the Reporting Persons’ investment in the Issuer, the Issuer’s current financial condition,  liquidity position and potential financing transactions.

In connection with their investment, the Reporting Persons expect to have additional discussions or meetings from time to time with representatives and advisors of the Issuer, including with respect to the current and future financial position and liquidity of the Issuer and potential financing transactions. The discussions, ideas and proposals referred to above may involve one or more of the events or matters specified in (a) through (j) of Item 4 of Schedule 13D. There is no assurance that the Reporting Persons will or will not take any of the actions set forth above and, if undertaken, the Reporting Persons may modify or terminate any activities at any time.

The Reporting Persons intend to periodically review their investment in the Issuer and, based on a number of factors, including the Reporting Persons’ evaluation of the Issuer’s business prospects and financial condition, the market for the Issuer’s securities and indebtedness, general economic and market conditions and other investment opportunities, the Reporting Persons may: (i) acquire additional securities or indebtedness of the Issuer; (ii) dispose of all or a portion of the securities reported herein through open market or privately negotiated transactions; (iii) seek to influence control of the Issuer; or (iv) enter into hedging or other similar transactions with respect to the securities or the indebtedness of the company.

Item 5.

Interest in Securities of the Issuer.

(a)

As of the date hereof, the following is the beneficial ownership and percentage of the Issuer’s Common Stock outstanding for each of the Reporting Persons:

CUSIP No:  984249607

SCHEDULE 13D

Name	Number of Shares	Percentage of Shares (%)
Avenue Investments	244,457	2.19
Avenue Partners	832,634	7.07
Avenue International	588,177	5.10
Avenue International GenPar	588,177	5.10
Avenue Spec VI	877,108	7.42
Avenue Capital VI	877,108	7.42
GL VI	877,108	7.42
MAP 10	28,649	0.26
Avenue Capital Management II	1,738,391	13.71
GenPar	1,738,391	13.71
Marc Lasry	1,738,391	13.71

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon 10,937,029 shares of Common Stock outstanding as of November 7, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 filed on November 12, 2013, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act (including additional shares of Common Stock issuable upon conversion of 10% Series A Convertible Senior Secured Notes and shares of Common Stock issuable upon conversion of 10% Series B Convertible Senior Secured Notes, as set forth in footnote two of each of the cover pages to this Schedule 13D).

(b)

The Reporting Persons have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the shares.

(c)

The Reporting Persons engaged in the following transactions with respect to the Issuer’s Common Stock in the past 60 days:

(i) On October 29, 2013, the Reporting Persons sold 200,000 shares of Common Stock of the Issuer at a price of $9.88 per share pursuant to U.S. Securities and Exchange Commission Rule 144 promulgated under the U.S. Securities Act of 1933, as amended.

(ii) On October 30, 2013, the Reporting Persons sold 349,881 shares of Common Stock of the Issuer at a price of $9.33 per share pursuant to U.S. Securities and Exchange Commission Rule 144 promulgated under the U.S. Securities Act of 1933, as amended.

(d)

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The agreement between the Reporting Persons (“Agreement of Reporting Persons”) to file this Schedule 13D jointly in accordance with Rule 13d–1(e) under the Act is attached hereto as Exhibit 2.

Except for the Agreement of Reporting Person, the Reporting Persons have not entered into any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

CUSIP No:  984249607

SCHEDULE 13D

Item 7.

Material to be Filed as Exhibits.

Exhibit 1

Power of Attorney for Marc Lasry, dated February 11, 2010 (incorporated by reference to Exhibit 18 to the filing on Schedule 13G relating to beneficial ownership of shares of common stock, par value $0.01 per share, of Spectrum Brand Holdings, Inc., filed with the Securities and Exchange Commission on June 25, 2010).

Exhibit 2

Agreement of Reporting Persons, dated August 19, 2013 among the Reporting Persons relating to the filing of a joint statement on Schedule 13G/A (incorporated by reference to Exhibit 99.1 filed with the Reporting Persons’ Schedule 13G/A on August 19, 2013).

CUSIP No:  984249607

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: December 19, 2013

AVENUE INVESTMENTS, L.P.

By:  Avenue Partners, LLC, its general partner

By:

/s/ Eric Ross as attorney-in-fact

Name: Marc Lasry

Title:    Managing Member

AVENUE PARTNERS, LLC

By:

/s/ Eric Ross as attorney-in-fact

Name: Marc Lasry

Title:    Managing Member

AVENUE INTERNATIONAL MASTER, L.P.

By: Avenue International Master Fund

GenPar, Ltd., its general partner

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title:  Director

AVENUE INTERNATIONAL MASTER FUND GENPAR, LTD.

By:

/s/ Eric Ross as attorney-in-fact

Name: Marc Lasry

Title:    Director

AVENUE SPECIAL SITUATIONS FUND VI (MASTER), L.P.

By:  Avenue Capital Partners VI, LLC,

its general partner

By:  GL Partners VI, LLC, its managing member

By:

/s/ Eric Ross as attorney-in-fact

CUSIP No:  984249607

SCHEDULE 13D

Name:  Marc Lasry

Title: Managing Member

AVENUE CAPITAL PARTNERS VI, LLC

By:  GL Partners VI, LLC, its managing member

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

GL PARTNERS VI, LLC

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

MANAGED ACCOUNTS MASTER FUND SERVICES – MAP 10.

By:  Avenue Capital Management II, L.P., its investment manager

By:  Avenue Capital Management II GenPar, LLC, its general partner

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

AVENUE CAPITAL MANAGEMENT II, L.P.

By: Avenue Capital Management II

GenPar, LLC, its general partner

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

CUSIP No:  984249607

SCHEDULE 13D

By:

/s/ Eric Ross as attorney-in-fact

Name: Marc Lasry

Title: Managing Member

MARC LASRY

/s/ Eric Ross as attorney-in-fact